SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure:	Press release dated April 14, 2005 regarding France Telecom to increase its stake in Orange Romania.

Paris, April 14, 2005

Press Release

France Telecom to increase its stake in Orange Romania

France Telecom announced today the signature of an agreement with a group of minority shareholders in Orange Romania to acquire their shares for a total cash consideration of US$ 523 million corresponding to a 2004 EBITDA multiple of 4.8. Following the transaction, France Telecom indirect stake in Orange Romania will increase from its current level of 73.27% to 96.63%.

This transaction enables France Telecom and Orange to consolidate their position in one of their key assets with high growth prospects. With 48% of market share, revenue growth of 47% (between 2003 and 2004) and an EBITDA margin of 54%, Orange Romania is a leader in its market.

Sellers include a consortium of financial investors led by AIG New Europe Fund, a US$ 320 million fund managed by an affiliate of AIG Capital Partners. Other members of the consortium include Polish Enterprise Fund L.P. and Polish Enterprise Fund IV L.P. managed by Enterprise Investors, Innova/98 L.P. managed by Innova Capital, Communications Venture Partners, BancBoston capital, now part of Bank of America and Société Générale Romania Fund; and Alcatel NV. Sellers were advised by Ph. Villin Conseil and Edmond de Rothschild Corporate Finance.

Press contacts : +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@francetelecom.com

Bertrand Deronchaine

bertrand.deronchaine@francetelecom.com

Caroline Chaize

caroline.chaize@francetelecom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 15, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information